

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

<u>Via E-mail</u>
Jose Montes
Chief Executive Officer
Oaxaca Resources Corp.
Apartado de correos 112
CP 63732, Bucerias,
Nayarit, México

  Re: Oaxaca Resources Corp.
    Registration Statement on Form S-1
    Filed June 20, 2014
    File No. 333-196921

Dear Mr. Montes:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise your use of "exploration stage" and "initial phase" throughout your prospectus to clarify in qualitative and quantitative terms the extent to which additional

phases and expenses may be necessary before obtaining the rights to mineral deposits that could be economically extracted. In this regard, it is unclear what amount you believe is sufficient to fund your operations into the development stage or if you plan to obtain an economic feasibility study or declare reserves before going to production. Please revise accordingly.

3. Since Mr. Montes is your sole executive officer and director, please revise throughout to indicate that you have one executive officer and director. Currently your references to "officers" and "directors" suggest that you have multiple officers and directors.

Summary, page 1

4. We note statements here and on the cover page that there is no minimum requirement in the offering. Please revise to reconcile with the reference on page 16 to a "minimum subscription amount."

The Company, page 1

5. Please revise your summary to briefly disclose the approximate amount of funds necessary to (1) substantially complete your exploration activities and (2) commence production. In addition, please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds.

6. We note your disclosure that the dollar amounts provided in the prospectus assume that the Canadian dollar and the US dollar are of equal value, hence the conversion value of $1.00 US dollar is equivalent to $1.00 Canadian dollar. Please explain the guidance you relied upon to support this statement. Since the value of these currencies is independent of each other, we do not believe you can assume they are of equal value. To the extent you have amounts in the S-1 that reflect Canadian dollars, please revise your disclosure to clearly identify that these amounts represent Canadian dollars.

Use of Proceeds, page 10

7. We do not see footnote 3 in the table. Please revise or advise.

Description of Business, page 18

8. We note the company's principal business address is in Mexico. Please add disclosure to explain how the company's officer will conduct the company's business in Canada. In this regard, please revise to address generally Mr. Montes' connection to (i) the geologist, (ii) the provider of the option agreement and (iii) the location of the mining claim.

9. We note your reference to proven, possible, and implied reserves. Please be advised that only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the definitions in Industry Guide 7.

10. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including a description of any infrastructure located on your property.

11. Please revise to provide a short summary of the permits and/or operational plans required to perform exploration and mining activities on your property.

Ownership and Claim Status, page 23

12. Please revise to address the extent to which your claim is subject to a time limit, significant conditions of use or fees required to be paid by you or third parties.

Target Deposit Models, page 24

13. Please advise if your sole officer/director is relying on other persons to describe the company's business given his inexperience in mining exploration.

Financial Statements, page 28

Note 2. Summary of Significant Accounting Policies, page F-5

14. We note your disclosure that the Company's functional currency is the United States dollar, (USD), as substantially all of the Company's operations are in the USA. However, we also note your principal offices are in Mexico and you have received funds in Mexican Pesos and your mineral property claim is in Canada and the exploration costs are billed in Canadian dollars but you will pay in USD. Please clarify how you determined your functional currency is USD and how you account for these foreign currency transactions. Please revise your policy as appropriate.

Note 4. Related Party Transactions, page F-9

15. We note your disclosure that the share subscription was settled in Mexican Peso's and the agreement permitted the Company to accept 1,800,000 Mexican Peso's in full settlement. We also note that translating 1,800,000 Mexican Peso's to USD's is $138,307. You have recorded $13,500 USD as proceeds related to the agreement. Please explain and revise the amount of Mexican Peso's you received and how you recorded the foreign currency exchange of Mexican Peso to USD, including any gain or loss recorded, the exchange rates used and the accounting guidance you relied upon to support your accounting.

Note 7. Subsequent Events, page F-11

16. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Management discussion and analysis, page 29

Operating Budget for the Fiscal Year Ending April 30, 2015, page 29

17. Please revise to reconcile the amounts shown in the table with the amounts shown in the use of proceeds section table on page 10 or advise.

Significant Employees, page 32

18. Please advise us why the geologist is not a significant employee or promoter. We note the significant role he is playing in your operations, as well as the sole officer and director's lack of mining experience and participation in the operations.

Exhibits

19. Please file executed versions of Exhibits 3.1 and 3.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, at (202) 551-3796, or Nasreen Mohammed, at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Joe Laxague, Esq.